EXHIBIT 99.20

Emerald Health Therapeutics Reports First Quarter 2019 Financial Results; Demonstrates Continued Growth in Sales

Emerald sales up 131% quarter-over-quarter

VANCOUVER, British Columbia, May 31, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today reported financial results for the quarter ended March 31, 2019. Full versions of the Company’s unaudited condensed, interim consolidated financial statements and MD&A for such period can be found on SEDAR at www.sedar.com.

Highlights

  Emerald’s 1Q19 sales of $2.6 million represents an increase of 131% over the prior quarter and almost 600% year-over-year.
  Pure Sunfarms (50%-owned joint venture) sales reach $14.4 million in Q1; Emerald’s 50% share $7.2 million; aggregate pro forma sales including Emerald’s proportionate share of Pure Sunfarms’ revenue amounts to $9.0 million.
  Emerald net loss improves from $13.9 million in 4Q18 to $3.6 million in 1Q19.
  Delivering or approved to supply cannabis to eight provinces and one territory.
  Increased medical client base by 40% and achieved greater percentage of medical sales from oils; revenue was comprised of approximately 87% dried products and 13% oils.
  Emerald Health Naturals (“EHN”) (51%-owned) now selling non-cannabis natural health products for the endocannabinoid system. Its Endo product line is now in 82 stores across Canada.
  BC-based Pure Sunfarms 50% owned joint venture:
  ° 1Q19 sales of $14.4 million.
  ° Achieved EBTIDA of $7.8 million; net income before tax of $16.1 million.
  ° Emerald records $5.8 million as share of income from Pure Sunfarms compared to $1.4 million in the prior quarter.
  ° Fully planted in 1.1 million square foot greenhouse. On track to reach annualized production run-rate in first greenhouse of 75,000 kg by mid-year.
  ° Advancing plans to convert a second, nearly identical 1.1 million square foot greenhouse in the same complex. This greenhouse is targeted to complete its first harvest in 2020 and annualized full run-rate production of 75,000kg in 4Q20.
  ° Received its processing license for packaging and extraction.

“Our Q1 sales demonstrate the Company’s accelerating growth in the market,” said Dr. Avtar Dhillon, President and Executive Chairman of Emerald. “As this trend continues, our team is well-positioned to create significantly increasing sales for the Company. The introduction of SYNC 25, our Emerald-branded high-CBD oil for the recreational market, demonstrates our ability to advance differentiated, innovative products to serve the marketplace.”

Financials Results & Capital Resources

Selected Quarterly Financial Information

The following table summarizes selected quarterly financial information for the Company, which was derived from annual financial statements prepared in accordance with IFRS or interim financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting:

Q1 2019 Key Financial and Operational Metrics

	Q1 2019	Q4 2018	% Change	Q1 2018	% Change
Financial Results
Gross revenue	$2,609,559	$1,131,853	131%	$373,218	599%
Cannabis gross revenue
Dry cannabis	2,275,231	876,347	160%	152,251	1394%
Cannabis oils	332,527	231,170	44%	213,872	55%
Other	1,801	24,336	-93%	7,095	-75%
Gross margin (net of fair value adjustment)	(2,371,821)	(3,466,535)	32%	(107,955)	-2097%
Total SG&A (net of share based payments)	6,242,128	11,283,031	-45%	3,243,996	92%
Net income (Loss)[1]	(3,648,683)	(13,900,360)	74%	(5,045,420)	28%
Adjusted EBITDA[2]	(3,471,449)	(13,051,286)	73%	(3,380,519)	-3%
Balance Sheet
Cash and cash equivalents	$15,664,718	$36,042,090	-57%	$89,503,515	-82%
Plant and equipment & Plant under construction	36,202,526	27,276,218	33%	6,011,174	502%
Total Assets	240,030,481	206,962,694	16%	123,125,313	95%
Operational Results
Average selling price, net of excise duty
Recreational	$4.98	$5.19	-4%	$-	N/A
Medical	$7.17	$8.10	-11%	$8.14	-12%
Pure Sunfarms Financial Results
Gross revenue	14,359,432	4,669,407	208%	-	N/A
Gross margin (net of fair value adjustment)	9,283,235	3,313,388	180%	-	N/A
Total SG&A	1,328,594	1,278,723	4%	554,234	140%
Net income (Loss)	11,427,641	7,107,460	61%	(603,585)	1993%
Adjusted EBITDA[3]	7,760,361	(303,986)	2653%	(554,234)	1500%

(1) 50% of the net income adjusted for transactions with EMH and for fair value is and adjusted EBITDA are reflected in EMH net income and adjusted EBITDA respectively.
(2) EMH adjusted EBITDA is calculated by substracting interest income, gain on changes in fair value of biological assets, share of income from joint venture and deferred income tax recovery and adding back depreciation, share-based payments, other expenses, loss from fair value changes in financial assets and 50% of Pure Sunfarms adjusted EBITDA from EMH net loss and comprehensive loss.
(3) Pure Sunfarms adjusted EBITDA is calculated by substracting Pure Sunfarms' change in fair value of biological asset, non-cash other income ($50,999 in Q1 2019) and fair value adjustment, and adding back realized fair value amounts included in inventory sold, amortization expense and provision for income tax (adjusted for $3,750 in Q1 2019)

The Company’s unaudited condensed, interim consolidated financial statements and MD&A for the three months ended March 31st, 2019 together with other information related to the Company, including the Company's most recent Annual Information Form ("AIF") can be found on SEDAR. Additional information related to the Company is available on its website at www.emeraldhealth.ca.

Financings

During 1Q19 the Company filed a short form base shelf prospectus in each of the provinces of Canada that qualifies the issuance and secondary sale of $150 million of common shares. The Company established an at-the-market equity program on March 27, 2019 and has subsequently raised net proceeds from sale of shares totaling $9.8 million. The Company intends to use the proceeds of the financings to fund the completion of capital projects and potential future expansion and acquisitions, including joint venture projects, for research and development, to expand the Company’s existing extraction capabilities, and for working capital and general corporate purposes.

Corporate Update

Production & Sourcing

Pure Sunfarms

Pure Sunfarms (PSF), Emerald’s 50%-owned joint venture, completed conversion of its 1.1 million square foot Delta 3 greenhouse operation in Delta, BC, and secured cultivation licenses for the entire 1.03 million square feet growing area of the facility. It has completed planting of the growing area and is on track to reach its annualized production run-rate of 75,000 kilograms by mid-2019.

PSF exercised its option to acquire the nearly identical 1.1 million square foot Delta 2 ‘sister’ facility. It is now moving forward with its plan to convert the facility to cannabis production at an estimated cost of approximately $60 million. Emerald owes an additional $18.5 million of its $25 million obligation for this transaction, with the balance of the conversion cost expected to be covered through operational cash flow. PSF’s goal is to at least double annual cannabis production and support its goal to be a high-quality, low-cost producer in Canada. PSF aims to complete its first harvest at the Delta 2 facility mid-2020 and achieve full run-rate production in the fourth quarter of 2020, subject to completion of construction and the receipt of Health Canada licenses.

PSF entered into a credit agreement with Bank of Montréal and Farm Credit Canada in respect of a CAD $20 million secured non-revolving term loan with the intent to use the proceeds to fund the final cost of converting its 1.1 million square foot greenhouse as well as for general corporate purposes.

Verdélite

Verdélite, Emerald’s wholly-owned 88,000 square feet indoor grow facility in Quebec, is expected to grow over 5,000 kg annually. It is licensed to cultivate and sell cannabis flower as well as extract, manufacture, synthesize, test and sell next-generation cannabis products. Verdélite aims to be at full production by mid-2019 following completion of upgrades to the electrical infrastructure.  Approximately $1.6 million of additional expenditures are expected to substantially complete the buildout.

On May 1, 2019, the Company announced that the vendors of Verdélite elected to receive $7.5 million of the $22.5 million they were to receive as the final payment for their shares of Verdélite in shares of the Company.

Cannabis Sales Agreements – Adult-use Markets

Emerald is currently delivering cannabis to government authorities in Alberta, Ontario, British Columbia, Newfoundland and Labrador, PEI and the Yukon and to licensed private retailers in Saskatchewan. It has also been authorized to supply cannabis to the Manitoba Liquor & Lotteries Corporation.

The Company has received its first purchase order from the Société Québécoise du Cannabis and anticipates fulfilling it in the second quarter of 2019.

On May 17, 2019, the Company announced that it shipped 6,000 40 ml bottles of its SYNC 25 CBD oil to the British Columbia Liquor Distribution Branch. This was the Company’s first sale of extracted product to a provincial authority.

Value-Added Processing

Factors R&D Technology, Inc.

As previously announced, the Company signed a term sheet to form a strategic alliance with FTI, a division of Factors Group of Nutritional Companies Inc., in which FTI will, subject to execution of binding documentation, provide pharmaceutical-grade, large-scale manufacturing capacity as well as expertise in GMP-level extraction, softgel production, and packaging. FTI will agree to provide the Company with access to a facility capable of processing up to 1 million kg of biomass annually and softgel production capacity of up to 600 million capsules per year. Phase 1 of the Health Canada review of the application process for this facility has been successfully completed and the licensing process is awaiting Health Canada approval.

Emerald Health Naturals

On January 10, 2019, the Company closed its acquisition of 51% of EHN. Emerald Health Bioceuticals (“EHB”) granted EHN the exclusive Canadian distribution rights to its endocannabinoid supplement portfolio in exchange for 49% ownership of EHN.

EHN commenced sales to natural health stores across Canada in May, 2019 of the Endo natural health product line with its non-cannabinoid PhytoCann™ Complex ingredients that support the endocannabinoid system.

Indena

On February 5, 2019, Emerald entered into a license with Indena S.p.A. of Milan, Italy, bearing certain exclusivity rights in Canada to use Indena’s cannabidiol (“CBD”) extraction technology and contract manufacturing services for CBD extraction. In addition, Emerald obtained exclusive use of Indena’s proprietary Phytosome® technology for the purpose of developing novel cannabinoid-based products with superior utility.

Other Key Events

On May 22, 2019, the Company announced the appointment of Sean Rathbone as Chief Operating Officer.

On May 24, 2019, the Company announced that it had been appointed by the American Trade Association for Cannabis and Hemp to lead its International Affairs Council on CBD and Hemp in its engagement with the US Food & Drug Administration regarding policy pertaining to CBD-containing products and associated cross-border trade.

Conference Call

Emerald Health Therapeutics will host its fiscal first quarter 2019 financial results conference call on Friday, May 31, 2019 at 10:30 a.m. ET.

To access the audio broadcast, please dial (866) 652-5200, or via the Internet at: https://services.choruscall.com/links/emhtf190530.html. An archived version of the presentation will be available for 90 days on the "Investors" section of Emerald's website: https://ir.emeraldhealth.ca/events-and-presentations.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and fully planted in the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually following completion of conversion. Emerald’s Verdélite operation in Saint Eustache, Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up for production. Emerald has contracted for approximately 1,000 acres of hemp in 2019 to 2022 with the objective of extracting low-cost cannabidiol. Emerald has letters of intent for strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Non-GAAP Financial Measures

This press release contains references to EBITDA and Pro Forma Sales. These financial measures are not measures that have any standardized meaning prescribed by IFRS and are therefore referred to as “non-GAAP measures”. Non-GAAP measures used by the Company may not be comparable to similar measures used by other companies. EBITDA is defined as “income (loss) before interest expenses, taxes, depreciation and amortization. Pro Forma Sales is defined as the Company’s gross sales plus 50% of the gross sales of Pure Sunfarms as reported in each of their respective financial statements less 50% of the profit Pure Sunfarms recorded on sales of bulk dried flower to the Company that remains in the Company’s inventory.  Refer to the table above for information on the calculation of EBITDA used in this press release.

The Company uses these non-GAAP measures because they provide additional information regarding performance of the Company’s overall business that are not otherwise reflected under IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include production and processing capacity of various facilities; conversion of facilities; expansion of facilities; use of proceeds of financings; commencement of production; sales volumes; receipt of licenses; execution of final agreements with FTI; construction and operation of a laboratory; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.